April 7, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street NE Washington, D.C. 20549

Attn:	Franklin Wyman Al Pavot Jason Drory Christine Westbrook

Re:	HighCape Capital Acquisition Corp. Registration Statement on Form S-4 Filed March 1, 2021 File No. 333-253691

Ladies and Gentlemen:

On behalf of our client, HighCape Capital Acquisition Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-4 filed on March 1, 2021 (the “Registration Statement”), contained in the Staff’s letter dated March 26, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its first amended Registration Statement on Form S-4 (the “First Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the First Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the First Amended Registration Statement.

Registration Statement on Form S-4 filed March 1, 2021

Certain Defined Terms, page 2

1.	Although we do not object to the inclusion of the glossary, please revise the text of the prospectus to explain these terms where first used. For example only, we note that "Closing Date" and "HighCape Party" are not defined at first use.

Response: In response to the Staff’s comment, the Company has revised the text of the proxy statement/prospectus included in the First Amended Registration Statement to define terms where first used.

Questions and Answers About the Business Combination and the Special Meeting, page 8

United States Securities and Exchange Commission

April 7, 2021

2.	Please expand your disclosure under an appropriate heading to highlight that you did not obtain a fairness opinion from a financial advisor regarding the merger consideration.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on page 15 of the First Amended Registration Statement to state, under the heading “Did HighCape obtain a fairness opinion from a financial advisor in deciding whether to pursue the Business Combination with Quantum-Si” that it did not obtain a fairness opinion from a financial advisor regarding the merger consideration. The Company also inserted a corresponding risk factor on page 84 of the First Amended Registration Statement.

Simplified Post-Combination Structure, page 25

3.	Please revise this chart to depict the voting percentage interests of the various equity holders in HighCape and the combined company and identify the entities that will control the combined company.

Response: In response to the Staff’s comment, the Company has revised the chart on page 25 of the First Amended Registration Statement to depict the voting percentage interests of the various equity holders in the Company and the combined company based on the assumptions set forth in the First Amended Registration Statement and identify the entities that will control the combined company.

HighCape's Board of Directors' Reasons for the Approval of the Business Combination, page 28

4.	We note your disclosure on page 33 that your estimated transaction fees and expenses are $24 million. Please revise your disclosure here to quantify the anticipated "substantial transaction expenses" in connection with the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 34 and 114 of the First Amended Registration Statement to quantify the anticipated transaction expenses in connection with the Business Combination.

Conditions to the Completion of the Business Combination, page 29

5.	Please amend your disclosure to identify each condition that is subject to being waived. Please make conforming changes to your Conditions to Closing of the Business Combination discussion beginning on page 117.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 29 of the First Amended Registration Statement to identify the conditions to the completion of the Business Combination that are subject to being waived. The Company has made corresponding revisions to the Conditions to Closing of the Business Combination on pages 121 and 122 of the First Amended Registration Statement.

Interests of HighCape's Directors and Officers in the Business Combination, page 31

6.	We note your disclosure on page 165 that founder shares were transferred to each of David Colpman, Antony Loebel and Robert Taub, each of whom serves as a director of HighCape. In addition to disclosing the transfer, please include additional disclosure here and on page 110 explaining that your directors may have a conflict of interest in determining to recommend the business combination as a result of their receipt of founder shares.

Response: In response to the Staff’s comment, the Company has supplemented its disclosure on pages 31, 32 and 113 of the First Amended Registration Statement explaining that our directors may have a conflict of interest in determining to recommend the Business Combination as a result of their receipt of founder shares.

United States Securities and Exchange Commission

April 7, 2021

7.	Please quantify the out-of-pocket expenses incurred by your Sponsor, executive officers, directors, and their respective affiliates as of a recent practicable date.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 32, 80, 114, 176 and 268 of the First Amended Registration Statement to quantify the out-of-pocket expenses incurred by the Sponsor, executive officers, directors and their respective affiliates as of March 31, 2021.

Summary of Risk Factors, page 34

8.	We note your disclosure on page 90 that you will be a "controlled company" and that Dr. Rothberg will hold over 80.5% of the voting power of New Quantum-Si’s capital stock pursuant to his holding of Class B common stock. Please add appropriate disclosure in the summary risk factors disclosing that Dr. Rothberg will hold significant voting control of New Quantum-Si.

Response: In response to the Staff’s comment, the Company has expanded its disclosure in the summary risk factors on page 35 of the First Amended Registration Statement to disclose that Dr. Rothberg will hold significant voting control of New Quantum-Si.

Risk Factors Relating to HighCape and the Business Combination

The dual class structure of New Quantum-Si common stock will have the effect of concentrating voting power with New Quantum-Si's Chairman..., page 90

9.	Please expand this risk factor to disclose if future issuances of high-vote shares may be dilutive to low-vote shareholders.

Response: In response to the Staff’s comment, the Company has expanded this risk factor on page 91 of the First Amended Registration Statement to disclose that future issuances of high-vote shares may be dilutive to low-vote shareholders.

Background of the Business Combination, page 102

10.	We note your disclosure that HighCape reviewed over 40 business combination opportunities and entered into nondisclosure agreements with 15 companies. Please expand your disclosure to briefly discuss why such other opportunities were not pursued.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on page 103 of the First Amended Registration Statement to discuss why the Company did not pursue the other business combination opportunities reviewed.

11.	We note your disclosure that you reached out to Dr. Rothberg in October 2020 to inquire whether HighCape could start discussions with any of the 4Catalyzer Corporation (“4Catalyzer”) companies. In addition, we note that 4Catalyzer has multiple portfolio companies. Please expand your disclosure to discuss how you arrived at selecting Quantum-Si.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on page 104 of the First Amended Registration Statement to discuss how the Company decided to pursue a business combination with Quantum-Si in lieu of the other 4Catalyzer portfolio companies.

United States Securities and Exchange Commission

April 7, 2021

12.	Please indicate how the combined company's super-voting corporate governance structure compares to Quantum-Si's corporate governance structure. For example, disclose whether Dr. Rothberg will have more votes or other rights in the combined company than he currently has in Quantum-Si.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 106 of the First Amended Registration Statement to indicate how the combined company's super-voting corporate governance structure compares to Quantum-Si's corporate governance structure.

13.	Please revise to clarify how the transaction structure and consideration evolved during the negotiations between the parties, including proposals and counter-proposals made during the course of those negotiations. For example, please revise to discuss the negotiations regarding the valuation, structure, exchange ratio and the other material terms from the draft letter of intent delivered on December 31, 2020 until execution of the Business Combination Agreement. To the extent the valuation was changed please revise to disclose such change along with the reasons for such change.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on page 105 of the First Amended Registration Statement to clarify how the transaction structure and proposed consideration evolved during the negotiations between the parties.

14.	We note your disclosure that HighCape received a valuation presentation from J.P. Morgan, which reviewed enterprise values of select publicly traded companies. On page 108 you state that the HighCape Board did not seek a third-party valuation. Please revise your disclosure to clarify the role of J.P. Morgan and its valuation presentation in the Board’s consideration of the terms of the Business Combination. Additionally, please disclose the criteria used by management to identify public companies that management considered comparable on the basis such companies operate in the high-growth life sciences tools sector or have disruptive technologies, as referenced on page 108.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 106 and 110 of the First Amended Registration Statement to clarify the role J.P. Morgan and the criteria used by management to identify public companies that management considered comparable.

Certain Projected Financial Information of Quantum-Si, page 108

15.	The risk factors on pages 45-46 reference the expectation that substantial costs will be incurred to commercialize, market and develop products. Presumably these costs will be required in order to generate the annual future revenue amounts that are disclosed here and were provided to High Cape's Board. If you believe that these projected revenues can be generated without having to incur any marketing, research, development, management, or other operating costs then please disclose that assumption and any reasonable basis for that assumption. Otherwise, please expand your disclosure to present the projected operating expenses and projected income for each period. Further, please expand your discussion to include a description and quantification of the significant assumptions underlying the magnitude and growth in revenue and gross margin from 2022 through 2025, as reflected in your projections for Quantum Si. At a minimum, disclose the sales volumes and per unit sales prices that support the revenue projections, as well as the basis for your projected per unit cost of sales. In addition, include a discussion of the factors that you considered in determining that these assumptions were reasonable. Refer to the relevant guidance in Item 10(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company, after consultation with Quantum-Si, advises the Staff that the number of devices projected to be sold each year is confidential and commercially sensitive and is not required to be disclosed under applicable SEC rules and regulations nor is it necessary to enable investors to assess the current or prospective business, financial condition or results of operations of the combined company; none of this confidential information has been disclosed to the public and the disclosure of such confidential information is not necessary for the protection of investors. The Company has, however, revised the disclosure on page 111 of the First Amended Registration Statement to provide additional information with respect to projected operating expenses and income and to quantify certain significant assumptions underlying the projected magnitude and growth in revenue and gross margin. In response to the Staff’s comment, the Company has also revised the disclosure on page 111 of the First Amended Registration Statement to discuss the factors considered in determining that the assumptions were reasonable.

United States Securities and Exchange Commission

April 7, 2021

Business of New Quantum-Si

Overview, page 177

16.	Please clarify what you mean when you state "Next Generation Protein Sequencing."

Response: In response to the Staff’s comment, the Company, after consultation with Quantum-Si, has revised the disclosure on pages 182 and 213 of the First Amended Registration Statement to clarify the meaning of “Next Generation Protein Sequencing.”

17.	We note your risk factor disclosure on page 47 where you state Quantum-Si has "a three phase launch plan for commercialization, which includes a collaboration phase, an early access limited release phase and a broad commercial availability phase." In addition, we note your disclosure on page 107 where you state the Board considered "Quantum-Si’s ability to demonstrate the value of its technology to existing and potential users" as a positive factor for the Business Combination. Please update your disclosure here and elsewhere in the registration statement as applicable to describe material details on the "collaboration phase," including providing additional details on Quantum-Si's "existing" users. To the extent a part of your platform it is not fully developed, please revise your disclosure to clearly describe the current status of each of your planned adjacent products. For example only, it appears you are still "developing [y]our cloud-based platform" based on your disclosure on page 189. Additionally, where you state on page 178 that you "intend to follow a systematic and phased approach to successfully launch and commercialize [your] platform in 2022," please revise to clarify if such anticipated timeline refers to your commercializing research use only products for non-diagnostic and non-clinical purposes.

Response: In response to the Staff’s comment, the Company, after consultation with Quantum-Si, has revised the disclosure on pages 48, 49, 52, 109, 182, 183, 195, 197, 198 and 213 of the First Amended Registration Statement.

18.	We note that you describe your detection platform and Next Generation Protein Sequencing as being able to "unlock deep biological information...at a speed and scale that is not available today." Please revise your disclosure to explain the basis for this statement.

Response: In response to the Staff’s comment, the Company, after consultation with Quantum-Si, has revised the disclosure on pages 182 and 213 of the First Amended Registration Statement.

Our Competitive Strengths, page 189

19.	Please provide us the basis for your statement that you have a “highly attractive business model” and "[d]eep and expanding scientific validation" given your current, pre- commercial stage of development.

Response: In response to the Staff’s comment, the Company, after consultation with Quantum-Si, has revised the disclosure on page 195 of the First Amended Registration Statement.

Competition, page 195

United States Securities and Exchange Commission

April 7, 2021

20.	We note your disclosure regarding various competitors on page 56. Please revise your disclosure here to identify specific competitors. In addition, we note your statement that, "[w]e believe that we will be the first to offer a NPGS platform." Please provide your basis for this statement.

Response: In response to the Staff’s comment, the Company, after consultation with Quantum-Si, has revised the disclosure on pages 200 and 201 of the First Amended Registration Statement.

Licenses related to certain intellectual property, page 215

21.	We note your risk factor disclosure on page 74 where you state that, "Quantum-Si’s current license agreements impose, and future agreements may impose, various diligence, commercialization, milestone payment, royalty, insurance and other obligations on it and require it to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses." Please describe the material terms of each license agreement related to intellectual property used in your products. Please also file the agreements as exhibits to the registration statement or explain to us why they are not required to be filed. The description of each agreement should include (i) the royalty rate, or a range no greater than 10 percentage points per tier; (ii) when the royalty provisions expire; (iii) milestone payments; (iv) development timeline obligations; and (v) term and termination provisions.

Response: The Company acknowledges the Staff’s comment. After consultation with Quantum-Si, the Company advises the Staff that it and Quantum-Si have concluded that the license agreements referenced in the risk factor disclosure on page 75 of the First Amended Registration Statement are not material to Quantum-Si’s business and are not required to be filed as exhibits to, and described in, the Registration Statement. The Company, after consultation with Quantum-Si, advises the Staff that it and Quantum-Si have concluded the license agreements are not material agreements of the type specified under Item 601(b)(10) of Regulation S-K because they are agreements that ordinarily accompany the type of business conducted by Quantum-Si. Additionally, because Quantum-Si’s intellectual property portfolio is substantially internally developed, Quantum-Si does not substantially depend on the licenses to commercialize its products or technologies. To the extent that Quantum-Si does use the licensed technology, Quantum-Si believes it can be replaced with technology from other sources or internally developed solutions.

Technology and Services Exchange Agreements and License Agreements, page 265

22.	We note your disclosure Quantum-Si has entered into certain license agreements, including agreements with Protein Evolution, Inc. and Tesseract Health, Inc. Please revise your disclosure to describe (i) when the royalty provisions expire and (ii) term and termination provisions. In addition, please file the agreements as exhibits to the registration statement or explain to us why they are not required to be filed.

Response: The Company acknowledges the Staff’s comment. After consultation with Quantum-Si, the Company advises the Staff that it and Quantum-Si believe that the license agreements between Quantum-Si and certain of the participant companies in the Technology and Services Exchange Agreement (the “License Agreements”) are not material to Quantum-Si’s business and are not required to be filed as exhibits to the Registration Statement under Item 601 of Regulation S-K.

United States Securities and Exchange Commission

April 7, 2021

The fields of use for which licenses have been granted under the License Agreements are included in the disclosure regarding the License Agreements in the First Amended Registration Statement, and consist of: (i)  the detection of COVID-19 (and other viruses, pathogens and/or components thereof including without limitation nucleic acids that might be useful for understanding COVID-19, including controls for correct application) using a risk assessment assay that performs, without an electronic instrument (except for a small heater and/or fluorescent readout), in an at-home or personal use environment, and/or without the assistance of a health care provider or laboratory professional; (ii) drug discovery, drug development, and drug commercialization (but excluding biological sequencing and protein design using “intelligent” evolution); (iii) ophthalmic imaging and/or measuring, including but not limited to associated point-of-care diagnostics, including but not limited to fluorescence lifetime imaging (FLI) and/or optical coherence tomography (OCT), and time-of-flight sensors, including but not limited to range finding and 3D imaging; and (iv) protein design using directed evolution (the “PEI Field”) and for the concentration, purification, analysis and/or other manipulation of biomolecules solely within the PEI Field. None of these fields of use is within the current or potential scope of Quantum-Si’s business, and Quantum-Si does not expect that royalties to be paid to the combined company under the License Agreements, if any, will be material in amount or significance. Therefore, Quantum-Si and the Company have concluded that the License Agreements are not material to Quantum-Si or the combined company, and thus the Company does not believe that additional disclosure of terms of the License Agreements is required, or that the License Agreements are required to be filed as exhibits to the Registration Statement. The Company has further revised the disclosure on pages 271 and 272 of the First Amended Registration Statement to further clarify the scope of the fields of use of these agreements.

* * *

Please do not hesitate to contact David Johansen at (212) 819-8509 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

White & Case LLP

cc:        Kevin Rakin and Matt Zuga, HighCape Capital Acquisition Corp.